September 15, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:                             Sientra, Inc.

Registration Statement on Form S-1 (File No. 333-206755)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join Sientra, Inc. in requesting that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on September 17, 2015, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we expect to distribute approximately 1,345 copies of the preliminary prospectus dated September 14, 2015 to underwriters, dealers, institutions and others.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

PIPER JAFFRAY & CO.
STIFEL, NICOLAUS & COMPANY, INCORPORATED
Acting severally and on behalf of themselves and the several underwriters

PIPER JAFFRAY & CO.

By:	/s/ Christie L. Christina
Name:	Christie L. Christina
Title:	Managing Director

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Keith Lister
Name:	Keith Lister
Title:	Managing Director

(Signature Page to Acceleration Request Letter)